SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 9, 2008

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

REVENUES

Total operating revenues of the company for the first ten months of the year amounted to COP$29.20 trillion, which represents a 65% increase when compared with the same period in 2007.

Ecopetrol Revenues January-October (thousand oil barrels equivalent per day)	Ecopetrol Crude and Export Product Prices (dollars per barrel)

Ecopetrol Revenues October (trillion pesos)	Ecopetrol Revenues January-October (trillion pesos)

TO BE HIGHLIGHTED

•	Domestic sales increased by 48% in the first ten months of the year when compared with the same period 2007, as a result of higher sale price for its products.

•	Exports, in turn, increased higher by 108%, when compared to the same period in 2007, as a result of volume growth and a higher price basket.

PRODUCTION

Production owned by Ecopetrol increased from 396 thousand barrels oil equivalent per day (Kboed) for the first ten months of 2007 to 446 Kboed during the same period in 2008, which represents a 12.6% increase.

EcopetrolProduction January-October
(thousand oil barrels equivalent per day)

TO BE HIGHLIGHTED

•	Average gas sales to Venezuela amounted to: 137.6 million cubic feet per day (Mcfd), between January and October 2008.

EXPLORATION

In the period January -October of this year, Ecopetrol and its partners drilled 25 A-3 exploratory wells out of the 31 that were established as the target in 2008 (20 Ecopetrol and 11 with partners). These do not include the wells drilled under contracts between other companies with the ANH. With regard to seismic, 2.847 Km were acquired directly and 668 in association, for a total of 3,515 Km.

A-3 Wells January-October (number)	Seismic January-October (equivalent kilometers)

TO BE HIGHLIGHTED

•	Out of the 25 wells drilled, 10 turned to be producers, 3 of them owned by Ecopetrol. Two international wells were included.

*Includes the Cartagena Refinery

Ecopetrol in figures / October 2008	Page 2

REFINING

The feed in refineries amounted to 309.1 thousand barrels per day (Kbd) during the first ten months this year. The Barrancabermeja refinery reached a load of 231.7 Kbd, while the Cartagena refinery recorded 77.4 Kbd.

Crude feed at Refineries - January-October
(thousand barrels per day)

FINANCIAL RESULTS

The best operating results during the first ten months of the year vis-a-vis the same period in 2007 are to higher oil international prices, a greater crude and gas productions and increased sales overseas.

Operating Profit January-October (trillion pesos)

Operating profit increased by 73% between January-October of 2008, when compared to the same period of 2007.

Net Income January-October (trillion pesos)

Net profit increased by 146% between January-October 2007 of 2008, when compared to the same period of 2007.

Ebitda January-October (trillion pesos)

Ebitda (profits before taxes, depreciation and amortization) increased by 58% between January-October of 2008, when compared to the same period of 2007.

STOCK BEHAVIOR

Ecopetrol Stock Behavior
(January-October 2008, pesos)

Ecopetrol ADR Behavior
(September 18 to October 31 2008)

FURTHER INFORMATION:    Investor Guidance Directorate
                                                        Telephone: (57-1) 234-5190 / investors@ecopetrol.com.co

* Ecopetrol is the operator of the Cartagena refinery and its holding is 49%.
** As per new Ebitda calculation methodology, which makes years 2007 and 2008 comparable.

This document was prepared by Ecopetrol S.A to provide the market and the public, at large, with Company's financial and operating information. Figures in this report are preliminary and have not been audited, thus being subject to change. The actual results may vary and differ from those foreseen herein due to different factors beyond the control of Ecopetrol S.A. The recipients of this information must be aware that the information provided herein is not a guarantee of compliance, or risks or uncertainties that could result or materialize. Its disclosure is voluntary and has a merely informative character intended to enable monthly follow up on Company's management. All deductions, errors and omissions incurred by the recipients of this information, based on their own interpretation, analysis or conclusions, will be their exclusive responsibility. Hence, Ecopetrol does not accept any responsibility for such information, interpretation, analyses or conclusions. Figures are presented in Colombian GAAP.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 9, 2008

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer